EXHIBIT 99.1

Just Energy Group Provides Update on CCAA Process and Listing of its Shares on the TSX-V

Stay Period Under CCAA Extended to September 30, 2021

Conditional Approval Received to List the Common Shares on the TSX Venture Exchange

Trading on TSX Venture Exchange Expected to Commence in Early June

TORONTO, May 26, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (OTC: JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, announced today that the Ontario Superior Court of Justice (Commercial List) (the “Court”) has, among other things, extended the stay period under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to September 30, 2021.

The Company is using the extended stay period to focus on growing the business and to continue engaging with key stakeholders, with a view of implementing a value maximizing emergence plan. In addition, the Company continues to explore and develop options regarding invoices received from the Energy Reliability Council of Texas (“ERCOT”) related to the Texas extreme weather event in February (the “Weather Event”), including potential legislation, the dispute resolution process initiated by the Company with ERCOT and potential litigation challenges. The total financial impact of the Weather Event to the Company may change due to the enactment of legislation, the outcome of the dispute resolution process and successful litigation challenges.

The Company has also been advised by the lenders under the US $125 million debtor-in-possession loan (the “DIP Lenders”) comprised of OC II VS XIV LP (“OC II”), a Delaware limited partnership, and certain other funds under common management with OC II (collectively, the “Funds”), that OC II has filed an amended early warning report pursuant to Canadian securities laws to provide updated disclosure relating to the Funds’ plans with respect to their current investment in Just Energy and potential participation in the Company’s restructuring, which is available at www.sedar.com under Just Energy’s issuer profile.

In addition, Just Energy previously announced plans to apply to the TSX Venture Exchange (the "TSX-V") to transition the trading of its common shares from the Toronto Stock Exchange to the TSX-V. The Company has received conditional approval to list its common shares on the TSX-V and trading is expected to commence in early June.

“Just Energy remains focused on its commitment to our customers and driving innovation across our business, while continuing to advance its restructuring plans,” said Scott Gahn, Just Energy’s President and Chief Executive Officer. Mr. Gahn added, “We believe there are considerable opportunities to grow our business in our key markets."

Due to the ongoing CCAA process, the Company also announced that the Court approved the postponement of its annual meeting of shareholders until further notice.

Just Energy will provide additional updates as developments warrant. Further information regarding the CCAA proceedings is available at the Monitor’s website at http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including statements with respect to the CCAA and U.S. chapter 15 proceedings; the ability of the Company to grow its business in key markets and to implement a value maximizing emergence plan; the Company’s options regarding invoices received from ERCOT and the potential financial impact thereof; the listing of the common shares on the TSX-V and the timing thereof; the availability of potential restructuring alternatives; and whether there are any government or regulatory actions associated with the Weather Event. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the ability of the Company to continue as a going concern; the outcome of proceedings under CCAA and similar legislation in the United States; the outcome of any legislative or regulatory actions; the outcome of any invoice dispute with ERCOT; the outcome of potential litigation in connection with the Weather Event; the quantum of the financial loss to the Company from the Weather Event and its impact on the Company’s liquidity; the Company’s discussions with key stakeholders regarding the Weather Event and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors

Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications and Public Affairs
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group